EXHIBIT 99.1

Clementia Announces Data Presentations at Upcoming Medical Conferences in September

MONTREAL, Aug. 31, 2017 (GLOBE NEWSWIRE) -- Clementia Pharmaceuticals Inc. (NASDAQ:CMTA), a clinical stage biopharmaceutical company, today announced upcoming data presentations highlighting our palovarotene development efforts at the 2017 American Society for Bone and Mineral Research (ASBMR) Annual Meeting, the 13th meeting of the International Skeletal Dysplasia Society (ISDS), and the EVER (European Association for Vision and Eye Research) 2017 Congress.

At ASBMR 2017, taking place from September 8-11 in Denver, Colorado, one poster will detail the findings of our randomized, placebo-controlled, Phase 2 clinical trial (the ‘201 study) in patients with Fibrodysplasia Ossificans Progressiva (FOP); a second poster will review certain findings from our Natural History Study (NHS) in patients with FOP:

Poster FR0334/SA0334 (shown twice): Efficacy and Safety of Palovarotene in Fibrodysplasia Ossificans Progressiva (FOP): A Randomized, Placebo-Controlled, Double-Blind Study

  Date: September 8, 05:00 PM - 07:00 PM and September 9, 12:30 PM - 02:30 PM
  Session: ASBMR Discovery Hall - Exhibit Hall A & B1/Colorado Convention Center

Poster MO0699: Assessment Tools of Physical and Functional Disability in Fibrodysplasia Ossificans Progressiva (FOP)

  September 11, 12:00 PM - 02:00 PM
  ASBMR Discovery Hall - Exhibit Hall A & B1/Colorado Convention Center

Also at ASBMR 2017, an oral presentation will highlight preclinical results on the use of palovarotene in an animal model of Multiple Osteochondromas (MO):

Oral Presentation 1095: Efficacy of Palovarotene Oral Treatment on Prevention of Osteochondroma Formation in the Fsp1-Ext1CKO Mouse Model of Multiple Osteochondromas

  September 10, 03:00 PM - 03:15 PM
  Four Seasons Ballroom I/Colorado Convention Center

At the 13th meeting of the ISDS, taking place from September 20-23 in Bruges, Belgium, the data from the ‘201 FOP study above, as well as the preclinical palovarotene MO data, will be presented as oral presentations on Saturday, September 23. The NHS poster noted above will also be presented at ISDS.

Finally, at EVER 2017, a poster covering Clementia’s preclinical data on the use of palovarotene in dry eye disease will be presented as a poster and as a rapid fire oral presentation:

Efficacy of a RARγ selective agonist eye drop formulation on improvement of tear production and corneal fluorescein staining in the BTX-B mouse model of dry eye disease

  September 27 from 17:38 to 17:44, Oral Presentation 1545
  September 30 from 10:50 to 12:00, Poster S004

About Palovarotene

Palovarotene is a retinoic acid receptor gamma agonist (RARγ) being investigated as a treatment for patients with debilitating bone and other diseases with high unmet medical need. Preliminary Phase 2 data in subjects with FOP mirror the decrease in heterotopic ossification (HO) volume observed in mouse models of FOP and support the initiation of a confirmatory Phase 3 program. Palovarotene also inhibits the formation of osteochondromas (OCs) in mouse models of MO, supporting development in this indication. Palovarotene has received Orphan Drug, Fast Track and Breakthrough Therapy Designations for FOP from the U.S. Food and Drug Administration (FDA), and was granted orphan status for the treatment of FOP in the EU.

About Clementia Pharmaceuticals Inc.

Clementia is a clinical stage biopharmaceutical company committed to delivering treatments to people who have none. The company is developing its lead candidate palovarotene, a novel RARγ agonist, to treat Fibrodysplasia Ossificans Progressiva (FOP), Multiple Osteochondromas (MO), and other diseases. For more information, please visit www.clementiapharma.com.

Cautionary Note Regarding Forward-Looking Statements

This press release may include “forward-looking statements” within the meaning of the applicable securities laws. Each forward-looking statement contained in this press release is subject to known and unknown risks and uncertainties and other unknown factors that could cause actual results to differ materially from historical results and those expressed or implied by such statement. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms “believes,” “belief,” “expects,” “intends,” “anticipates,” “will,” or “plans” to be uncertain and forward-looking. Applicable risks and uncertainties include, among others, our ability to generate revenue and become profitable; the risks related to our heavy reliance on palovarotene, our only current product candidate; the risks associated with the development of palovarotene and any future product candidate, including the demonstration of efficacy and safety; our heavy dependence on licensed intellectual property, including our ability to source and maintain licenses from third-party owners; as well as the risks identified under the heading “Risk Factors” in our Prospectus on Form 424(b) filed with the Securities and Exchange Commission (“SEC”), as well as the other information we file with the SEC or on SEDAR.  We caution investors not to rely on the forward-looking statements contained in this press release when making an investment decision in our securities.  You are encouraged to read our filings with the SEC or on SEDAR, available at www.sec.gov or www.sedar.com, for a discussion of these and other risks and uncertainties. The forward-looking statements in this press release speak only as of the date of this press release, and we undertake no obligation to update or revise any of these statements, whether as a result of new information, future events or otherwise, except as required by law.

Investor/Media Contact:

Joseph Walewicz
Clementia Pharmaceuticals Inc.
+1-514-940-1080